Exhibit 99.1

News Release

February 26, 2021

SSR MINING ANNOUNCES APPOINTMENT OF ALISON WHITE AS CFO

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) today announced the appointment of Alison White as Executive Vice President and Chief Financial Officer.

Ms. White is an experienced and versatile finance professional and has a track record of success in financial and operational roles. Prior to joining SSR Mining, Ms. White held various corporate and regional roles at Newmont Mining including serving as the Regional Chief Financial Officer for North America. Prior to joining Newmont, Ms. White was the Vice President of Internal Audit for a global water and natural resources engineering firm. Ms. White has leadership and financial experience across various industries holding roles at MWH Global (now Stantec), KPMG, ConAgra Foods, Sun Microsystems and Ernst and Young. Alison has a B.S. in Finance from the University of Colorado, Boulder, and a Master’s degree with an emphasis in accounting and is a licensed Certified Public Accountant.

SSR Mining thanks outgoing Chief Financial Officer Greg Martin for his time and commitment to SSR Mining over the past nine years and wishes him the best in the future. Ms. White will join the company at the end of March 2021.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Brian Martin, Director, Corporate Development & Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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